[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 9, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Melissa Kindelan
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:      Convergys Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 8-K
Filed March 9, 2010
File No. 001-14379

Dear Ms. Kindelan:

            On behalf of Convergys Corporation (the "Company"), this letter confirms our discussion today, Wednesday, June 9, 2010, that the Company intends to respond to the Staff's comment letter dated June 7, 2010, with respect to the above-referenced filings, no later than mid-July, although the Company will endeavor to respond to the Staff's comments sooner, if practicable.

Wachtell, Lipton, Rosen & Katz

Ms. Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission
June 9, 2010

            Please do not hesitate to contact the undersigned with any questions.

                                                                        Very truly yours,

                                                                         David A. Katz

cc:        Kathleen Collins
            Accounting Branch Chief
            Division of Corporation Finance
            Securities and Exchange Commission

            Karen Bowman, Esq.
            Convergys Corporation